January 18, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Alyssa Wall / Mr. Dietrich King

Re:	VCI Global Limited
Registration Statement on Form F-1 filed November 29, 2022
File No. 333-268109

Dear Ms. Wall and Mr. King:

On behalf of VCI Global Limited (the “Company”), I can inform you that V Capital Kronos Berhad (“V-Cap”), a wholly owned subsidiary of the Company has sold 1,702,899 shares of its Treasure Global Inc (“TGL”) common stock to three different individuals who are not affiliated with the Company in arm’s length transactions for a sale price of $1.80 per share (the “Sale”). In the Sale, V-Cap sold 100% of its equity interest in TGL and the Company no longer owns directly or indirectly any shares of TGL common stock or any other equity interest in TGL. Form 4s1 have been filed by TGL which reflect V-Cap’s sale of all of its TGL shares. The Company now holds investment securities in only one company and the value of such securities is less than 1% of the Company’s total assets (less cash and US government securities). From our previous discussions, my understanding is that the concentration of the TGL shares held by V-Cap was the primary reason for the Staff’s investment company concerns with respect to the Company and that divestiture of the TGL shares would likely alleviate such concerns. The Company has provided the Staff with its reasoning for why it should be viewed as a business consulting company and not an investment company in previous correspondence and now it has taken the additional step of disposing of all of its TGL shares. The Company has also filed an amendment to its F-1 registration statement that discloses the sale of all of its TGL shares and provides an undertaking that it will not make purchases of investment securities that would result in it becoming an investment company under the Investment Company Act of 1940.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Jeffrey P. Wofford
Jeffrey P. Wofford, Esq.
Carmel, Milazzo & Feil LLP

1 Although the named holder of the TGL shares is V-Cap they are beneficially held by our Chairman and Chief Executive Officer who had control over the voting and disposition of the TGL shares and such Form 4 was filed under his name (Voon Him Hoo).